UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

Mallinckrodt plc

(Exact name of registrant as specified in its charter)

Ireland	001-35803
(State or other jurisdiction of incorporation)	(Commission File Number)

College Business & Technology Park, Cruiserath,

Blanchardstown, Dublin 15, Ireland

(Address of principal executive offices) (Zip code)

Mark Tyndall

Executive Vice President, Chief Legal Officer and Corporate Secretary

(202) 459-4147

(Name and telephone number, including area code,

of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒  Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2022.

Section 1 - Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Mallinckrodt plc’s Conflict Minerals Report (“CMR”) for the calendar year ended December 31, 2022 is filed, in accordance with Rule 13p-1 of the Securities and Exchange Act of 1934, as an Exhibit to this Specialized Disclosure Form (“Form SD”) and is publicly available at ir.mallinckrodt.com/sec-filings. The content of any website referred to in this Form SD is included for general information only and is not incorporated by reference in this Form SD or the CMR.

Item 1.02 Exhibit

The CMR required by Item 1.01 is filed as Exhibit 1.01 to this Form SD.

Section 2 – Resource Extraction Issuer Disclosure

Item 2.01 Resource Extraction Issuer Disclosure and Report

Not applicable.

Section 3 – Exhibits

Item 3.01 Exhibits

Exhibit 1.01	- Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form SD.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

MALLINCKRODT PLC

By:	/s/ Mark Tyndall	Date:	May 31, 2023
Name:	Mark Tyndall

Title:	Executive Vice President, Chief Legal Officer and Corporate Secretary